Filing pursuant to Rule 425 under the
Securities Act of 1933, as amended
Deemed filed under Rule 14a-6 under the
Securities Exchange Act of 1934, as amended
Filer: Alpha Natural Resources, Inc.
Subject Company: Foundation Coal Holdings, Inc.
Commission File Number: 333-159801

       Coffee with Kevin & Kurt Overview

The past few weeks Kevin Crutchfield and Kurt Kost have been hosting “Coffee with Kevin” and “Coffee with Kurt” sessions with Alpha and Foundation employees. Their intention was to update people on the merger and answer questions that can be answered at this time.  Several common themes emerged from the sessions.

•	Discussions About Positions/Job Security

•	Culture Preservation

•	Integration Schedule

•	Future ERP System

•	Benefits

•	What will happen with the Baltimore Office?

Listed below are examples of some of the questions that most frequently came up in the coffee sessions, and a summary of how Kurt and/or Kevin responded.

Q. Is it true our leaders are interviewing for their jobs?

A. We’re hosting a series of discussions mainly to determine:
(1)	The employee’s career goals
(2)	The employee’s skill set, and
(3)	Alpha’s needs to determine where those areas intersect.

We are designing the new Alpha to reflect a ‘best of both’ company model. It would not be wise to just handpick people to fill positions. To do it right, there must be a process involved. So, we’re taking time to do it right.

Q. How do we grow, but maintain flexible/nimble/entrepreneurial/family-oriented, ‘Running Right’ culture?

A. It‘s very important to maintain our culture. It is one of the things that sets our companies apart in the industry. It gets more difficult as we grow to preserve one of the key features that allowed us to grow.  It starts with us (Kevin and Kurt). If we get out of line, let us know. We need your help too. Let’s be big, but act small.

Q. When will we know about Phase 2 Management (direct reports to the executives)?

A. That is a hard question to answer, and we do not want to set a deadline in stone. We would rather take a little more time and get it right, than to rush to meet a deadline and get it wrong. That being said, we hope to be able to announce this before we close on the 31st of July.

Q. When should we expect Baltimore employees to relocate to Abingdon?

A. Our new executive team members will be here on Day One.  However, others will come over time. We expect all those who are making the move to be here by the end of 2010. In the meantime, we are investigating a building scenario that accommodates our new staff, as well as future needs.

Q. When will the merger be finished and things settle down around here?

A. If we are sitting here in two years, talking about how the integration is going, then we are in trouble! It takes time, but we are hoping to make great strides in the next 18 months.

Q. Are the benefits similar overall?

A. We will evaluate the benefits from both companies and, where possible, integrate the most positive characteristics from both plans in a way that supports our philosophy of providing employees with the best possible benefit package that the economics of our business permits and in a way that provides a total package that’s competitive with other comparable coal companies. It will take some time to evaluate and mesh the different plans and evaluate differences region by region for both companies.

Q. This merger will make us the number 3 coal company in the U.S.  Is our goal to be number 1 company?

A. One of our core commitments at Alpha has always been growth.  In light of the economy, it’s a great time to buy other companies. However, we have to get the merger settled first. That is why we are spending so much time on the integration process. We want to leave behind a playbook for future deals. But it is essential—and our main focus right now—to combine these two organizations seamlessly, without disrupting our business.

Forward Looking Statements

Information set forth herein contains forward-looking statements, which involve a number of risks and uncertainties. Alpha and Foundation caution readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information. Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving Alpha and Foundation, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions and other statements that are not historical facts.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain regulatory approvals of the transaction on the proposed terms and schedule; the failure of Alpha or Foundation stockholders to approve the transaction; the risk that the businesses will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; the calculations of, and factors that may impact the calculations of, the acquisition price in connection with the proposed merger and the allocation of such acquisition price to the net assets acquired in accordance with applicable accounting rules and methodologies; general economic conditions that are less favorable than expected; changes in, renewal of and acquiring new long term coal supply arrangements; and competition in coal markets. Additional factors that may affect future results are contained in Alpha’s and Foundation’s filings with the Securities and Exchange Commission (the “SEC”), which are available at the SEC’s web site http://www.sec.gov. Alpha and Foundation disclaim any obligation to update and revise statements contained in these materials based on new information or otherwise.

Important Additional Information and Where to Find It

In connection with the proposed merger, Foundation has filed with the SEC a registration statement on Form S-4 (commission file number 333-159801), as amended, that includes a preliminary joint proxy statement/prospectus of Alpha and Foundation regarding the proposed merger. The registration statement was declared effective by the SEC on June 24, 2009, and a definitive joint proxy statement/prospectus has been mailed to Foundation and Alpha stockholders on or about June 26, 2009 in connection with the proposed merger. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE MERGER FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. You may obtain copies of all documents filed with the SEC regarding the proposed merger, free of charge, at the SEC’s website (http://www.sec.gov). Free copies may also be obtained by accessing Foundation’s website (http://www.foundationcoal.com) under “Investors/Financial Information & SEC Filings” or Alpha’s website (http://www.alphanr.com) under “Investor Relations/SEC Filings”, or by directing a request to Foundation at 999 Corporate Boulevard, Suite 300, Linthicum Heights, Maryland 21090, Attn: Investor Relations or to Alpha at One Alpha Place, P.O. Box 2345, Abingdon, Virginia 24212, Attn: Investor Relations.

Participants in Solicitation

Alpha, Foundation and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in favor of the proposed merger. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of proxies in favor of the proposed merger may be found in the definitive joint proxy statement/prospectus filed by Alpha and Foundation with the SEC on June 25, 2009. You can find information about Alpha’s and Foundation’s directors and executive officers in their respective definitive proxy statements filed with the SEC on April 3, 2009. You can obtain free copies of these documents from Alpha or Foundation using the contact information above.